CREDIT SUISSE

PROJECT SECURITY

Presentation to the Board of Directors

March 4, 2007

Table of Contents

CREDIT SUISSE

1. Executive Summary

Situation Overview

▶ Security ("Security" or the "Company") (Equity Value [1]: $632 million / FY06E Revenue [2]: $295 million) is considering a sale of the Company to a group led by Vector Capital for $28.75 in cash per share of Security common stock [3]

▶ Since October 2006, Merrill Lynch has been conducting a sale process for the Company and has contacted 45 potential buyers (including 31 strategic and 14 financial buyers)

▶ Credit Suisse has been engaged to provide an opinion, in addition to Merrill Lynch, to Security's Board of Directors

Note: Security fiscal year December 31.
(1) Based on Security closing stock price as of 3/1/07.
(2) Revenue per Security Management flash results for FY06E.
(3) Represents implied fully-diluted equity value of $634 million and implied fully-diluted aggregate value of $550 million.

Summary of Proposed Transaction

(US$ in millions, except per share amounts)

			Proposed Transaction
			$28.75
Implied FD Shares [2]			**22.1**
Implied FD Equity Value			**$634.4**
Plus: Debt [3]			–
Less: Cash [3]			(84.5)
Implied FD Aggregate Value			**$549.9**
Less: PV of Estimated Tax Savings from NOLs [4]			(16.0)
Implied FD Adj. Aggregate Value [5]			**$533.9**

Implied Premium / (Discount)	_Statistic_ [1]		
to Share Price:			
Closing Stock Price (3/1/07)	$28.63		0.4%
LTM High (3/1/07)	28.63		0.4%
LTM Low (7/18/06)	14.70		95.6%
LTM Average	20.95		37.2%
30-Trading Day Average	25.51		12.7%
60-Trading Day Average	24.76		16.1%
90-Trading Day Average	24.02		19.7%
180-Trading Day Average	20.85		37.9%

Implied Multiples:	_Company Case_ [6]	_Street_ [7]	_Company Case_ [6]	_Street_ [7]
CY06E Revenue	$295.2	$290.1	1.8x	1.8x
CY07E Revenue	330.0	316.1	1.6x	1.7x
CY06E Adj. EBITDA	$51.0	$32.6	10.5x	16.4x
CY07E Adj. EBITDA	64.7	50.0	8.3x	10.7x
CY06E Adj. Net Income (Fully-Taxed) [8]	$28.2	$18.0	21.9x	34.4x
CY07E Adj. Net Income (Fully-Taxed) [8]	38.6	28.0	16.0x	22.1x

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges. Does not reflect potential accounting restatements.

(1) Based on Security closing stock price as of, or for the period ended, 3/1/07.
(2) Based on 21.1 million primary shares of Security common stock outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
(3) Per Security Management 4Q:FY06E from flash report.
(4) Reflects NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management.
(5) Does not reflect any potential contingent liability relating to outstanding litigation.
(6) Per Security Management.
(7) Per I/B/E/S estimates.
(8) Projected fully-taxed net income assumes 35.0% tax rate per Security Management. Multiple based on Implied FD Adj. Equity Value (calculated as Implied FD Equity Value less PV of Estimated Tax Savings from NOLs).

Security's Industry Situation

Industry Overview

▶ Broader security market opportunities bifurcated between high growth, emerging technologies (e.g., UTM, messaging security, SONET Encryption) and slower growth, commoditizing solutions (e.g., Firewall / VPN and anti-virus)

▶ Larger diversified players are entering the security market to add features and functionality to their broader technology solutions (e.g., enterprise software and systems leaders, defense contractors, communications equipment providers)

▶ Competitors are building security suites both vertically and horizontally to provide for better revenue diversification and less industry exposure

Industry Threats

▶ Government security vertical: IDC estimates overall U.S. Government spending through 2009 will grow at a 5.2% CAGR; Crypto Mod spending expected to be modestly above overall rate, in the "upper single to low double digits" by Wall Street Research

▶ Type 1 Encryption: In Encryption markets, move to IP-based systems could expose legacy players to a less differentiated market; market incumbents may be required to reduce prices as competitive pressures increase in Link and Network Encryption markets

▶ Commercial Security: Many other areas of security such as Authentication and DRM have growth rates below 10%; players in these industries must rapidly evolve their solutions into higher value sub-segments such as USB authentication or content / mobile DRM in order to recapture growth

▶ Few opportunities for mid-sized security players to reach size and scale of larger, diversified players

Industry Opportunities

▶ Government initiatives such as Crypto Mod and GIG expected to drive potential growth

▶ Incumbent government vendors have an advantage as Type 1 clearance is difficult and time consuming to obtain and is required in order to compete for sophisticated government security and communications contracts

▶ New commercial opportunities are emerging in areas such as SONET WAN encryption, HSM and Content DRM

Source: Wall Street and industry research.

CREDIT SUISSE

Potential Opportunities and Risks for Security's Business

Opportunities

▶ Government's "Crypto Mod" [1] initiative presents opportunity for sales of existing products (KIV-7) and new products

▶ IDIQ contract from Department of Defense

▶ Potential to leverage existing footprint of KIV-7 customers to up sell new KIV-7 Blade and SONET

▶ HSM (Hardware Security Module) products currently well-positioned versus competitors

▶ Additional areas for growth in nascent DARP (Data at Rest Protection) and Content DRM (Digital Rights Management) markets

▶ Over 175 engineers with classified government clearance (some with highest level of security clearance) enhances product development and sales

Risks

▶ Exposure to Government market (~48% of FY06E revenue) and potential delays in spending

▶ ~$17 million of the ~$35 million total revenue growth in FY07E from products not yet certified and not expected to generate revenue until 2H:FY07E (KIV-7 Blade, SONET, ASICs)

▶ Potential growth products (i.e., KIV-7 Blade) subject to competition from well-capitalized competitors (e.g., GD, L-3)

▶ Challenges hiring and retaining classified government engineers as larger government contractors (e.g., L-3, GD, SAIC) seek to hire more engineers

▶ Commercial products have not performed to plan (FY06E revenue down ~3%); current forecast assumes ~22% commercial growth in FY07E – requires better execution on high-end authentication product and conversion of SONET pipeline

▶ 2006E GAAP operating loss of $9.6 million (EBIT of $44.6 million after $54.1 million of add-backs)

▶ SEC / DOJ investigations, pending class action litigation and accounting restatements will require additional expenses and Management focus and time

▶ Interim CEO

Source: Per discussions with Security Management and public filings.
(1) DoD / NSA effort to replace 73% of the 1.3 million cryptographic devices in the U.S. inventory over the next 10 to 15 years.

CREDIT SUISSE

6

2. Market Trading Performance

Security 2-Year Stock Price Performance

March 2, 2005 to March 1, 2007



Closing Stock Price (3/1/07)	$28.63
Closing High Price (7/12/05)	38.15
Closing Low Price (7/18/06)	14.70
Average Volume	380,867

Earnings Release — Jun-05A

Date	7/28/05
Revenue	$63.5
Y/Y Growth	*16.9%*
Non-GAAP EPS	$0.33
Surprise	*($0.02)*

Earnings Release — Sep-05A

Date	10/27/05
Revenue	$63.4
Y/Y Growth	*6.6%*
Non-GAAP EPS	$0.25
Surprise	*($0.13)*

Earnings Release — Dec-05A

Date	2/2/06
Revenue	$77.1
Y/Y Growth	*20.8%*
Non-GAAP EPS	$0.45
Surprise	*($0.11)*

April 6, 2006
Announced the resignation of CFO, Ken Mueller, and the decision to terminate its $150 million acquisition of nCipher, after U.K. regulatory authorities referred the acquisition for further review

October 25, 2006
Announced 3Q:FY06 revenue of $76.8 million, 22% YoY growth over $62.9 million for the same period in FY05

January 3, 2007
Announced it had identified additional adjustments to financial statements relating to revenue recognition

September 29, 2005
Announced $150 million sale of encryption equipment to the U.S. DoD, the biggest single deal in Security's history to date

Earnings Release — Mar-06A

Date	5/4/06
Revenue	$63.5
Y/Y Growth	*6.2%*
Non-GAAP EPS	$0.16
Surprise	*($0.09)*

Earnings Release — Mar-05A

Date	4/28/05
Revenue	$59.8
Y/Y Growth	*149.2%*
Non-GAAP EPS	$0.32
Surprise	*$0.00*

Earnings Release — Jun-06A

Date	7/26/06
Revenue	$69.5
Y/Y Growth	*10.1%*
Non-GAAP EPS	$0.22
Surprise	*($0.01)*

May 18, 2006
Announced it had received a federal subpoena seeking information about stock option awards and is the subject of an SEC inquiry

September 12, 2006
Announced it had concluded that certain option grants made between 2000 and March 31, 2006, likely were accounted for using incorrect measurement dates

Volume in Thousands — Security

Source: Factset as of 3/1/07.
Note: Non-GAAP EPS excludes amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges. Revenue and Non-GAAP EPS figures do not reflect potential accounting restatements.

Security LTM Stock Price Performance

March 2, 2006 to March 1, 2007

Closing Stock Price (3/1/07)	**$28.63**
Closing High Price (3/1/07)	**28.63**
Closing Low Price (7/18/06)	**14.70**
Average Volume	**370,940**



Source: Factset as of 3/1/07.

9

Security Relative Stock Price Performance

Relative Stock Price Performance	2-Year	LTM	Since 10/2/06
Security	(10.4%)	14.6%	56.6%
Pure-play security Vendors Index	1.5%	7.5%	20.1%
Diversified Technology Companies with interest in security Index	19.7%	10.6%	6.6%
Defense Contractors / Electronics Index	29.4%	13.5%	7.1%

October 2, 2006 to March 1, 2007



Source: Factset as of 3/1/07.
Note: Pure-play security Vendors Index includes: VRSN, MFE, CHKP, WBSN, VDSI, SNWL, SCUR, BCSI, ENTU, ALDN, SurfControl and nCipher.
Defense Contractors / Electronics Index include: GD, LLL, Thales, CUB, EDO, HRLY and SYPR.
Diversified Technology Companies with interest in security Index includes: MSFT, CSCO, IBM, HPQ, EMC, SYMC, JNPR and COMS.

Security Shares Trading Distribution





Source: Factset as of 3/1/07.
Note: Represents percentage of volume traded in share price range. Total volume is assigned to the average of the high and the low price of the day.

Security Analyst Estimates vs. Actual Reported Results



Actual Revenue vs. Analyst Estimates

(US$ in millions)

- Estimate Prior to Announcement
- Actual Result

	Jun-05A	Sep-05A	Dec-05A	Mar-06A	Jun-06A	Sep-06A
Estimate	$62.2	$65.7	$80.1	$63.9	$64.7	$72.1
Actual	$63.5	$63.4	$77.1	$63.5	$69.5	$76.8
Change	2.1%	(3.5%)	(3.8%)	(0.7%)	7.4%	6.5%

Actual Non-GAAP EPS vs. Analyst Estimates

(US$)

	Jun-05A	Sep-05A	Dec-05A	Mar-06A	Jun-06A	Sep-06A[1]
Estimate	$0.35	$0.38	$0.56	$0.25	$0.23	$0.22
Actual	$0.33	$0.25	$0.45	$0.16	$0.22	$0.15
Change	(4.6%)	(34.9%)	(19.0%)	(34.9%)	(2.2%)	(32.7%)

Source: FactSet.
Note: Analyst Revenue and Non-GAAP EPS estimates represent I/B/E/S consensus projections prior to announcement or pre-announcement of earnings.
Note: Non-GAAP EPS excludes amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges. Revenue and Non-GAAP EPS figures do not reflect potential accounting restatements.
(1) Security ceased providing detailed non-GAAP financials in 3Q:FY06. Actual non-GAAP EPS for 3Q:FY06 per FactSet and assumes adjustments for amortization of acquired intangibles and FAS123R expense per Security's 3Q:FY06 earnings release.

Wall Street Research Analyst Commentary

Summary of Publicly Available Research

Broker	Recommendation	Price Target	Date	Security Price at Date	Appreciation / (Decline) [1]
Lazard Capital Markets	Buy	$33.00	3/1/2007	$28.63	–
Friedman, Billings, Ramsey	Outperform	34.00	2/27/2007	26.99	6.1%
Stifel Nicolaus	Buy	31.00	1/30/2007	24.85	15.2%
Avondale Partners	Market Outperform	28.00	1/10/2007	23.68	20.9%
Brean Murray & Co.	Buy	27.00	1/9/2007	24.07	18.9%
RBC Capital Markets	Outperform	24.00	1/9/2007	24.07	18.9%
Deutsche Bank	Hold	20.00	10/26/2006	21.05	36.0%
Raymond James	Market Perform	N/A	10/19/2006	21.32	34.3%
Lehman Brothers	Equal Wt / Positive	21.00	10/19/2006	21.32	34.3%

Source: Bloomberg, 3/1/07.

(1) Based on Security closing stock price of $28.63 as of 3/1/07 and closing stock price at date of report.

Research Commentary

"We believe the DOD will soon award a $400 million IDIQ contract to Security and Sypris for link and network encryptor technology under the cryptomodernization program…. We believe the contract announcement will be a positive catalyst."

- Joel Fishbein (Lazard, 3/1/2007)

"We believe that the fundamental outlook and execution for Security is improving and believe Security is well positioned to deliver solid growth in 2007 along with improved profitability. While the catalyst related to resolving stock option issues has largely passed, we believe there remains an opportunity for new management to alleviate a discount we believe has been inherent in the stock's valuation."

- Todd C. Weller (Stifel Nicolaus, 1/30/07)

"We continue to believe the negative news is largely reflected in Security's price and see limited downside for the shares from current levels. While pro forma EPS may still be volatile due to the unpredictable cost of the options investigations, we believe core business momentum is strong and the business should continue to generate strong cash flow."

- Andrey Glukhov (Brean Murray, 1/9/07)

Wall Street Research Analyst Commentary *(cont'd)*

Research Commentary

"While the past year has been very turbulent for the company (management turmoil, stock option investigation, legal issues), we believe much of the bad news we were fearful of is now primarily in the rearview mirror. . . we believe there is the potential for Security to be an acquisition / LBO candidate."

- Daniel H. Ives (Friedman, Billings, Ramsey & Co., 2/27/07)

"Economic activity: Security depends on the overall economic environment showing improvement over coming years. If there is a downturn in the IT spending environment, this would diminish Security's growth prospects and profitability.

Competition: Security may not be able to compete successfully against current and future competitors. Competition may also result in aggressive pricing tactics.

Technological change: Security operates in an industry that is highly susceptible to rapid technological change. There can be no assurance that Security's existing products will continue to be positioned properly.

Government contracts: Security derives roughly 50% of its revenue from the government vertical. Federal regulatory, approval and purchasing requirements can greatly lengthen the sales cycle.

SEC investigation: Subpoena from the office of the US Attorney . . .relating to Security's granting of stock options. In addition. . . received an informal inquiry from the SEC relating to these stock options grants, as well as information relating to certain accounting policies and practices."

- Daniel H. Ives (Friedman, Billings, Ramsey & Co., 1/9/07)

"Risks to the attainment of our target price ($27.00 per share) include Security's dependence on large government contracts, integration of acquisitions, potential disruption in federal spending due to changes in legislation or funding streams, and the uncertain impact of accounting and options investigations on Security's operations."

- Andrey Glukhov (Brean Murray, 1/9/07)

"Competitive landscape remains challenging: The information security space is highly competitive. Changes in technology and customer needs place a premium on Security's ability to generate innovative products.
Government spending can be lumpy: Historically, Security has derived 40-50% of its business from the government sector. Over the past several years this revenue stream has been lumpy, as spending priorities have changed."

- Joel Fishbein, Jr. (Lazard, 12/6/06)

14

3. Financial Analysis

Historical GAAP and Non-GAAP Financial Summary

(US$ in millions)

	GAAP Assumes No Addbacks				Adjusted Assumes 100% Addbacks [1]			
FYE December 31,	**2003A**	**2004A**	**2005A**	**2006E**	**2003A**	**2004A**	**2005A**	**2006E**
Revenue	$66.2	$201.6	$263.1	$295.2	$66.2	$201.6	$263.1	$295.2
% Growth		*NM*	*30.5%*	*12.2%*		*NM*	*30.5%*	*12.2%*
Gross Profit	$49.4	$101.8	$127.1	$142.2	$52.0	$113.8	$142.0	$157.5
% Margin	*74.6%*	*50.5%*	*48.3%*	*48.2%*	*78.6%*	*56.4%*	*54.0%*	*53.4%*
EBITDA [2]	$3.4	$23.8	$29.1	$16.6	$17.0	$47.6	$52.5	$51.0
% margin	*5.1%*	*11.8%*	*11.1%*	*5.6%*	*25.7%*	*23.6%*	*20.0%*	*17.3%*
Operating Income	($5.3)	$1.1	$0.1	($9.6)	$15.7	$44.7	$46.9	$44.6
% Margin	*(8.0%)*	*0.5%*	*0.1%*	*(3.3%)*	*23.7%*	*22.2%*	*17.8%*	*15.1%*
Net Income	($6.1)	$2.2	$3.0	($14.1)	$10.7	$30.7	$39.4	$28.2
% Margin	*(9.2%)*	*1.1%*	*1.2%*	*(4.8%)*	*16.2%*	*15.2%*	*15.0%*	*9.6%*

Source: Public filings and Security Management.
Note: Historical financial information not pro forma for acquisitions. Does not reflect potential accounting restatements.
(1) Security Adjusted financial information excludes amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges, other non-recurring charges and one-time G&A addbacks.
(2) Not defined by U.S. GAAP.

(US$ in millions)

	100% Addbacks			
FYE December 31,	**2003A**	**2004A**	**2005A**	**2006E**
Total Non-GAAP Addbacks [1]	$21.0	$43.5	$45.7	$35.7
Other One-Time G&A Addbacks [2]	0.0	0.0	1.1	18.5
Total Addbacks	$21.0	$43.5	$46.8	$54.1

Source: Public filings and Security Management.
Note: Historical financial information not pro forma for acquisitions. Does not reflect potential accounting restatements.
(1) Non-GAAP addbacks include amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges.
(2) Other one-time addbacks consist primarily of expenses related to ongoing restatement work, litigation, bonus / retention and severance.

CREDIT SUISSE

FY06E Operating Income Adjustments

(US$ in millions)

ADJUSTMENT	FY06E	DESCRIPTION
RECONCILIATION TO NON-GAAP		
GAAP Operating Income	**($9.6)**	
COGS Addbacks		
Amortization of Acquired Intangibles	$13.2	▶ Amortization of identifiable intangibles associated with the Company's acquisitions
Stock Based Compensation	0.4	▶ Non-cash expense related to stock option plans under FAS123R
Non-Recurring COGS	<u>1.7</u>	▶ One-time unusual inventory write-off relating to the introduction of the KIV-7M
Total COGS Addbacks	$15.3	
Operating Expense Addbacks		
Amortization of Acquired Intangibles	$6.7	▶ Amortization of identifiable intangibles associated with the Company's acquisitions
Stock Based Compensation	10.0	▶ Non-cash expense related to stock option plans under FAS123R
Restructuring Charges	0.7	▶ Restructuring charges for facility leases exited in connection with the integration of Rainbow and Datakey acquisitions
Integration Costs	2.1	▶ Payroll and related costs of employees remaining with the Company on a transitional basis post recent acquisitions
Non-Recurring G&A	<u>0.8</u>	▶ One-time transaction fees related to the proposed acquisition of nCipher, which was subsequently abandoned
Total Operating Expense Addbacks	<u>$20.4</u>	
Total Non-GAAP Addbacks	$35.7	
Non-GAAP Operating Income	**$26.0**	
EBITDA	**$32.4**	
OTHER ONE-TIME ADDBACKS		
One-Time G&A Addbacks		
Derivative Work	$12.8	▶ Costs related to ongoing restatement of the Company's financial statements
SOX Increase	2.0	▶ Certain accounting fees related to SOX 404 compliance during FY06E
L-3 Litigation	0.7	▶ Specific legal fees for external resources supporting the Company's motion to dismiss L-3's suit
Increase in 2006 E&Y Expense	1.3	▶ Accrual of additional audit fees above initial estimates
Expansion of President's Club	0.2	▶ Costs associated with additional 40 employees invited to annual sales meeting
Severance	<u>1.3</u>	▶ Severance and bonus expense for the Company's former CFO and reduction in force in FY06
Total One-Time G&A Addbacks	$18.5	
Adj. Operating Income	**$44.6**	
Adj. EBITDA	**$51.0**	

Source: Security Management flash results for FY06E. Does not reflect potential accounting restatements.
Note: Security fiscal year December 31.

Historical and Projected Financial Summary – Company Case

The financial analysis presented herein is based on the historical and projected financial information prepared by Security Management as presented below

▶ Includes 100% of addbacks ($54.1 million) in FY06E

▶ Does not reflect potential accounting restatements or associated costs

▶ Does not include impact of potential litigation costs

(US$ in millions)

FYE December 31,	2006E	Company Case Projections					'06E-'11E CAGR
		2007E	2008E	2009E	2010E	2011E	
SUMMARY P&L ITEMS							
Revenue	$295.2	$330.0	$358.1	$384.9	$413.8	$444.8	8.5%
% Growth	12.2%	11.8%	8.5%	7.5%	7.5%	7.5%	
Adj. Gross Profit	$157.5	$176.7	$191.7	$206.0	$221.5	$238.1	8.6%
% Margin	53.4%	53.5%	53.5%	53.5%	53.5%	53.5%	
Adj. EBITDA	$51.0	$64.7	$70.2	$75.5	$81.1	$87.2	11.3%
% Margin	17.3%	19.6%	19.6%	19.6%	19.6%	19.6%	
Adj. Operating Income	$44.6	$57.7	$62.6	$67.3	$72.4	$77.8	11.8%
% Margin	15.1%	17.5%	17.5%	17.5%	17.5%	17.5%	
Adj. Unlevered Net Income [1]	$29.0	$37.5	$40.7	$43.7	$47.0	$50.6	11.8%
% Margin	9.8%	11.4%	11.4%	11.4%	11.4%	11.4%	
SUMMARY CASH FLOW ITEMS							
Depreciation		$7.0	$7.6	$8.2	$8.8	$9.4	
Incremental Working Capital Needs		(5.9)	(2.6)	(0.9)	(0.9)	(1.0)	
Capital Expenditures		(6.6)	(7.2)	(7.9)	(8.7)	(9.3)	

Source: Security Management.

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges, other non-recurring charges and one-time G&A addbacks. Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.

(1) Represents Adj. Operating Income, tax-effected at 35.0%. Does not include other income / (expense).

Analyst Estimates vs. Company Case

(US$ in millions, except per share amounts)

	FBR (2/27/07)	Stifel Nicolaus (1/30/07)	Avondale (1/10/07)	Brean Murray (1/9/07)	RBC (1/9/07)	Morgan Stanley (10/29/06)	Morgan Keegan (10/26/06) [1]	Deutsche Bank (10/26/06)	Mean	Median	I/B/E/S Mean [2]	Company Case [3]
				Broker Detail								
4Q:F06E												
Total Revenue	$80.3	$70.1	$80.1	$80.8	$79.6	$80.0	$85.0	$81.5	$79.7	$80.2	$80.3	$85.5
Adj. EBITDA	NA	NA	NA	NA	NA	$7.0	NA	NA	$7.0	$7.0	$8.9	$19.0
% margin	*NA*	*NA*	*NA*	*NA*	*NA*	*8.8%*	*NA*	*NA*	*8.8%*	*8.8%*	*11.1%*	*22.2%*
Adj. EBIT	$5.7	NA	$7.0	$9.5	$9.0	$5.0	$13.6	$13.1	$9.0	$9.0	NA	$17.3
% margin	*7.1%*	*NA*	*8.8%*	*11.7%*	*11.3%*	*6.3%*	*16.1%*	*16.1%*	*11.0%*	*11.3%*	*NA*	*20.3%*
Adj. Net Income	$4.0	NA	$5.5	$6.6	$6.4	$4.0	$9.3	$8.7	$6.4	$6.4	NA	$13.2
Adj. EPS	$0.18	$0.37	$0.25	$0.31	$0.28	$0.19	$0.42	$0.41	$0.30	$0.30	$0.27	$0.63
FY06E												
Total Revenue	$290.0	$291.5	$290.1	$290.8	$289.5	$290.2	$290.9	$291.5	$290.6	$290.5	$290.1	$295.2
% growth	*10.2%*	*10.8%*	*10.3%*	*10.5%*	*10.1%*	*10.3%*	*10.6%*	*10.8%*	*10.5%*	*10.4%*	*10.3%*	*12.2%*
Adj. EBITDA	NA	NA	NA	NA	NA	$29.0	NA	$42.9	$35.9	$35.9	$32.6	$51.0
% margin	*NA*	*NA*	*NA*	*NA*	*NA*	*10.0%*	*NA*	*14.7%*	*12.4%*	*12.4%*	*11.2%*	*17.3%*
Adj. EBIT	$20.7	NA	$15.0	$26.1	$25.6	$20.0	$26.3	$36.1	$24.3	$25.6	$22.8	$44.6
% margin	*7.1%*	*NA*	*5.2%*	*9.0%*	*8.8%*	*6.9%*	*9.0%*	*12.4%*	*8.3%*	*8.8%*	*7.8%*	*15.1%*
Adj. Net Income	$16.3	NA	$13.3	$20.0	$19.8	$16.0	$20.1	$26.0	$18.8	$19.8	$18.0	$28.2
Adj. EPS	$0.71	$1.13	$0.77	$0.88	$0.85	$0.72	$0.90	$1.15	$0.89	$0.87	$0.77	$1.30
FY07E												
Total Revenue	$319.6	$322.2	$320.2	$322.2	$314.1	$309.0	$306.8	$321.2	$316.9	$319.9	$316.1	$330.0
% growth	*10.2%*	*10.5%*	*10.4%*	*10.8%*	*8.5%*	*6.5%*	*5.5%*	*10.2%*	*9.1%*	*10.2%*	*9.0%*	*11.8%*
Adj. EBITDA	NA	NA	NA	NA	NA	$51.0	NA	$53.8	$52.4	$52.4	$50.0	$64.7
% margin	*NA*	*NA*	*NA*	*NA*	*NA*	*16.5%*	*NA*	*16.7%*	*16.6%*	*16.6%*	*15.8%*	*19.6%*
Adj. EBIT	$43.9	NA	$48.8	$39.5	$46.2	$40.0	$43.5	$46.8	$44.1	$43.9	$39.0	$57.7
% margin	*13.7%*	*NA*	*15.2%*	*12.3%*	*14.7%*	*12.9%*	*14.2%*	*14.6%*	*13.9%*	*14.2%*	*12.3%*	*17.5%*
Adj. Net Income	$30.5	NA	$33.9	$27.2	$31.9	$28.0	$29.9	$31.6	$30.4	$30.5	$28.0	$38.6
Adj. EPS	$1.31	$1.40	$1.50	$1.25	$1.38	$1.40	$1.35	$1.46	$1.38	$1.39	$1.34	$1.79
% growth	*84.5%*	*23.9%*	*94.8%*	*42.0%*	*62.4%*	*94.4%*	*50.0%*	*27.0%*	*59.9%*	*56.2%*	*74.0%*	*38.4%*

Source: Analyst estimates per I/B/E/S and Wall Street research. Security projections per Security Management.

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges.
   Does not reflect potential accounting restatements.

(1) Morgan Keegan has suspended coverage of Security due to analyst departure.

(2) I/B/E/S mean excludes Deutsche Bank, Stifel Nicolaus, RBC and First Analysis per I/B/E/S.

(3) Per Security Management, 4Q: FY06E and FY06E Adj. EBITDA, Adj. EBIT, Adj. Net Income and Adj. EPS add back $13.9 million and $18.5 million of pretax non-reported one-time G&A addbacks, respectively.

> Security Management estimates for 4Q:FY06E and FY06E add back of $13.9 million and $18.5 million of pretax non-reported one-time G&A addbacks, respectively. These addbacks are not reflected in broker reports or I/B/E/S consensus

CONFIDENTIAL

Security Financial Analysis

Summary of Financial Analysis (Per Share)



Selected Companies Analysis
Company Case
Street
Selected Transactions Analysis
Discounted Cash Flow Analysis
Proposed Transaction: $28.75
$32.06
$24.36
$30.20
$20.31
$31.95
$24.94
$29.78
$24.80

(US$ in millions, except per share amounts)

	Selected Companies Analysis						Selected Transactions Analysis			DCF Analysis		
	Company Case			Street								
	Low	-	High	Low	-	High	Low	-	High	Low	-	High
Implied FD Equity Value / Share [1]	$24.36	-	$32.06	$20.31	-	$30.20	$24.94	-	$31.95	$24.80	-	$29.78
Implied FD Equity Value [1]	$529.5	-	$715.2	$436.3	-	$669.4	$543.4	-	$712.7	$540.0	-	$659.3
Implied FD Adj. Aggregate Value [2]	$429.0	-	$614.7	$335.8	-	$568.9	$442.9	-	$612.2	$439.5	-	$558.8
Implied Adj. FD Aggregate Value /												
CY06E Revenue [3]	1.5x	-	2.1x	1.1x	-	1.9x	1.5x	-	2.1x	1.5x	-	1.9x
CY07E Revenue [3]	1.3x	-	1.9x	1.0x	-	1.7x	1.3x	-	1.9x	1.3x	-	1.7x
CY06E Adj. EBITDA [3]	8.4x	-	12.0x	6.6x	-	11.2x	8.7x	-	12.0x	8.6x	-	11.0x
CY07E Adj. EBITDA [3]	6.6x	-	9.5x	5.2x	-	8.8x	6.8x	-	9.5x	6.8x	-	8.6x
CY07E Adj. EBITDA (Street) [4]	8.6x	-	12.3x	6.7x	-	11.4x	8.9x	-	12.2x	8.8x	-	11.2x
Implied Adj. FD Equity Value /												
CY06E Adj. Net Income (Fully-Taxed) [3][5]	18.2x	-	24.8x	14.9x	-	23.2x	18.7x	-	24.7x	18.6x	-	22.8x
CY07E Adj. Net Income (Fully-Taxed) [3][5]	13.3x	-	18.1x	10.9x	-	16.9x	13.7x	-	18.0x	13.6x	-	16.7x

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges. Does not reflect potential accounting restatements.

(1) Based on 21.1 million primary shares outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
Adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management.

(2) Assumes $84.5 million net cash per Security Management 4Q:FY06E from flash report. Does not reflect any potential contingent liability relating to outstanding litigation.

(3) Per Security Management.

(4) Per I/B/E/S estimates.

(5) Projected fully-taxed net income includes other income / (expense) and assumes 35.0% tax rate. Multiple based on Implied FD Adj. Equity Value (calculated as Implied FD Equity Value less PV of Estimated Tax Savings from NOLs).

CONFIDENTIAL

Selected Companies Analysis: Trading Statistics

(US$ in millions, except per share amounts)

	Trading Performance			FD Capitalization				FD Aggregate Value /						
	Stock Price	Disc. / Prem. to LTM		Equity Market	Aggr. Market	P/E Multiples		Revenue		EBITDA		IBES LT Gr. Rate	CY2007 PE /	Cash
COMPANY (FYE)	3/1/07	High	Low	Value	Value	CY06	CY07	CY06	CY07	CY06	CY07	(LTGR)	LTGR	Bal.
Security - Company Case (Dec.) (1)	**$28.63**	**0.0%**	**94.8%**	**$632**	**$531**	**21.8x**	**15.9x**	**1.8x**	**1.6x**	**10.4x**	**8.2x**	**11.3%**	**1.4x**	**$84.5**
Security - Street (Dec.) (2)	**28.63**	**0.0%**	**94.8%**	**632**	**531**	**34.3x**	**22.0x**	**1.8x**	**1.7x**	**16.3x**	**10.6x**	**15.8%**	**1.4x**	**84.5**
Defense Contractors / Electronics														
General Dynamics (Dec.)	$76.41	(5.5%)	22.8%	$31,056	$32,508	18.0x	16.1x	1.4x	1.2x	10.7x	9.7x	10.1%	1.6x	$1,329
L-3 Communications (Dec.)	86.38	(2.9%)	29.7%	11,145	15,416	18.1x	13.9x	1.2x	1.2x	9.8x	9.1x	14.3%	1.0x	348
Thales SA (Dec.) (3)	50.55	(5.4%)	40.4%	8,784	9,559	17.3x	14.4x	0.7x	0.6x	10.0x	6.1x	NA	NA	2,258
Cubic (Sep.)	21.29	(12.7%)	16.6%	569	578	26.0x	19.2x	0.7x	0.7x	13.6x	10.7x	18.1%	1.1x	30
EDO (Dec.) (4)	23.68	(23.6%)	12.8%	508	891	20.8x	14.8x	1.0x	0.9x	8.9x	7.8x	16.1%	0.9x	43
Herley Industries (Jul.)	15.63	(26.9%)	69.7%	225	212	34.6x	17.4x	1.2x	1.2x	14.1x	8.7x	14.4%	1.2x	21
Sypris Solutions (Dec.)	6.11	(43.5%)	1.3%	112	146	NM	NM	0.3x	0.3x	5.4x	7.2x	NA	NA	26
Median		(12.7%)	22.8%			19.4x	15.4x	1.0x	0.9x	10.0x	8.7x	14.4%	1.1x	
Mean		(17.2%)	27.6%			22.5x	16.0x	0.9x	0.9x	10.4x	8.5x	14.6%	1.1x	
Pure-play security Vendors														
VeriSign (Dec.) (5)	$24.69	(6.3%)	44.7%	$6,159	$5,457	27.1x	23.5x	4.2x	3.5x	16.8x	13.1x	15.6%	1.5x	$749
McAfee (Dec.)	30.30	(4.4%)	54.0%	5,272	4,032	21.8x	20.1x	3.5x	3.3x	11.8x	10.9x	14.3%	1.4x	1,240
Check Point Software Technologies (Dec.)	22.50	(9.7%)	36.6%	5,093	4,059	16.5x	15.1x	7.1x	5.7x	12.2x	10.5x	8.2%	1.8x	1,034
Websense (Dec.)	22.61	(27.8%)	25.5%	1,034	799	23.3x	24.3x	4.5x	3.8x	12.7x	13.0x	15.8%	1.5x	239
Vasco Data Security International (Dec.)	17.10	(9.4%)	147.8%	655	639	50.3x	36.4x	8.3x	5.7x	31.8x	22.3x	34.2%	1.1x	20
SonicWall (Dec.)	8.71	(23.0%)	27.2%	612	377	41.5x	27.2x	2.1x	1.8x	14.5x	9.7x	16.5%	1.7x	235
Secure Computing (Dec.) (6)	8.30	(35.7%)	66.7%	542	683	NM	28.6x	2.9x	2.6x	27.3x	17.1x	13.9%	2.1x	9
Blue Coat Systems (Apr.)	32.54	(3.1%)	152.6%	541	463	NM	34.6x	2.9x	2.4x	37.8x	10.6x	22.5%	1.5x	78
Entrust (Dec.)	4.29	(6.7%)	54.3%	265	242	NM	35.8x	2.5x	2.1x	NM	24.7x	18.8%	1.9x	23
Aladdin Knowledge Systems (Dec.)	17.34	(26.4%)	26.4%	264	173	16.1x	15.1x	1.9x	1.7x	9.8x	8.7x	13.8%	1.1x	91
Surfcontrol (Jun.) (7)	9.29	(14.5%)	26.7%	252	208	37.3x	NA	1.8x	NA	27.6x	NA	NA	NM	43
nCipher plc (Dec.) (8)	4.92	(11.5%)	34.2%	145	64	26.0x	18.5x	1.6x	1.2x	21.8x	9.8x	NA	NA	84
Median		(10.6%)	40.7%			26.0x	24.3x	2.9x	2.6x	16.8x	10.9x	15.7%	1.5x	
Mean		(14.9%)	58.1%			28.9x	25.4x	3.6x	3.1x	20.4x	13.7x	17.3%	1.6x	
Diversified Technology Companies with interest in security														
Microsoft (Jun.)	$28.09	(10.0%)	30.6%	$275,194	$236,695	21.5x	16.7x	5.1x	4.4x	12.9x	10.0x	13.6%	1.2x	$38,498
Cisco Systems (Jul.)	25.85	(10.6%)	49.9%	185,646	171,389	21.4x	18.0x	5.5x	4.7x	15.9x	13.7x	14.6%	1.2x	20,681
Intl. Business Machines (Dec.)	92.27	(8.5%)	25.4%	142,000	153,787	14.3x	12.9x	1.7x	1.6x	8.1x	7.5x	10.6%	1.2x	10,657
Hewlett-Packard (Oct.)	38.93	(10.6%)	30.7%	110,115	105,527	14.8x	13.3x	1.1x	1.1x	10.5x	9.1x	12.9%	1.0x	10,363
EMC (Dec.)	13.84	(6.4%)	43.4%	30,131	27,985	19.2x	17.1x	2.5x	2.2x	10.3x	9.0x	14.5%	1.2x	5,596
Symantec (Mar.)	16.96	(22.6%)	13.9%	16,086	15,209	16.6x	16.6x	2.9x	2.9x	9.3x	10.0x	13.0%	1.3x	2,978
Juniper Networks (Dec.)	18.69	(13.3%)	53.2%	10,904	8,689	25.3x	23.1x	3.8x	3.3x	14.5x	13.2x	17.6%	1.3x	2,614
3Com (May.)	3.83	(31.9%)	0.0%	1,536	824	NM	54.7x	0.8x	0.6x	NM	6.9x	9.2%	5.9x	869
Median		(10.6%)	30.6%			19.2x	16.9x	2.7x	2.5x	10.5x	9.5x	13.3%	1.2x	
Mean		(14.2%)	30.9%			19.0x	21.6x	2.9x	2.6x	11.6x	9.9x	13.3%	1.8x	
Overall Median		(10.6%)	30.7%			21.4x	18.0x	2.1x	2.0x	12.7x	9.9x	14.4%	1.3x	
Overall Mean		(15.3%)	42.1%			24.0x	21.9x	2.7x	2.3x	15.1x	11.1x	15.3%	1.6x	

Source: Public filings and Wall Street research, except where specified.

Note: All figures exclude amortization of acquired intangibles, FAS 123R expense and non-recurring charges. "NM" denotes data is not meaningful. "NA" denotes data is not available.

(1) Projections per Security Management. Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation. Aggregate Value adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management. P/E multiple based on fully-taxed net income, assuming 35.0% tax rate per Security Management and FD Adj. Equity Value (calculated as FD Equity Value less PV of Estimated Tax Savings from NOLs).

(2) Projections per I/B/E/S estimates. Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation. Aggregate Value adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management. P/E multiple based on fully-taxed net income, assuming 35.0% tax rate and FD Adj. Equity Value (calculated as FD Equity Value less PV of Estimated Tax Savings from NOLs).

(3) Thales amounts converted from EUR to US$ using 1 EUR = 1.316 US$ exchange rate.

(4) EDO pro forma for acquisitions of Impact Science & Technology and CAS.

(5) VeriSign pro forma for partial divestiture of Jamba!.

(6) Secure Computing pro forma for acquisition of CipherTrust.

(7) Surfcontrol amounts converted from GBP to US$ using 1 GBP = 1.958 US$ exchange rate.

(8) nCipher amounts converted from GBP to US$ using 1 GBP = 1.958 US$ exchange rate.

Selected Companies Analysis

Company Case

(US$ in millions, except per share amounts)

	Statistic	Selected Multiple Range		Imp. Adj. FD Agg. Value		Imp. FD Equity Value [1][2]		Imp. FD Eq. Value / Share [3]	
		Low -	High	Low -	High	Low -	High	Low -	High
COMPANY CASE PROJECTIONS [4]									
CY07E Revenue	$330.0	1.3x -	1.8x	$429.0 -	$594.0	$529.5 -	$694.5	$24.36 -	$31.22
CY07E Adj. EBITDA	64.7	7.5x -	9.5x	485.3 -	614.7	585.8 -	715.2	26.72 -	32.06
CY07E Adj. Net Income (Fully-Taxed) [5]	38.6	15.0x -	18.0x	494.5 -	610.3	595.0 -	710.8	27.10 -	31.88
Implied Reference Range (Company Case)				**$429.0 -**	**$614.7**	**$529.5 -**	**$715.2**	**$24.36 -**	**$32.06**

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges.
　　　Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.
(1) Adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management.
(2) Assumes $84.5 million net cash per Security Management 4Q:FY06E from flash report.
(3) Based on 21.1 million primary shares outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
(4) Per Security Management.
(5) Projected fully-taxed net income assumes 35.0% tax rate per Security Management.

Street

(US$ in millions, except per share amounts)

	Statistic	Selected Multiple Range		Imp. Adj. FD Agg. Value		Imp. FD Equity Value [1][2]		Imp. FD Eq. Value / Share [3]	
		Low -	High	Low -	High	Low -	High	Low -	High
STREET PROJECTIONS [4]									
CY07E Revenue	$316.1	1.3x -	1.8x	$410.9 -	$568.9	$511.4 -	$669.4	$23.59 -	$30.20
CY07E Adj. EBITDA	50.0	7.5x -	9.5x	374.9 -	474.9	475.4 -	575.4	22.04 -	26.28
CY07E Adj. Net Income (Fully-Taxed) [5]	28.0	15.0x -	18.0x	335.8 -	419.9	436.3 -	520.4	20.31 -	23.98
Implied Reference Range (Street)				**$335.8 -**	**$568.9**	**$436.3 -**	**$669.4**	**$20.31 -**	**$30.20**

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges and other non-recurring charges.
　　　Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.
(1) Adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management.
(2) Assumes $84.5 million net cash per Security Management 4Q:FY06E from flash report.
(3) Based on 21.1 million primary shares outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
(4) Per I/B/E/S estimates.
(5) Projected fully-taxed net income assumes 35.0% tax rate.

CREDIT SUISSE

Selected Transactions Analysis

(US$ in millions)

Announce Date	Acquiror / Target	Equity Value	Aggregate Value	Aggregate Value / LTM		Equity Value / LTM
				Revenue	EBITDA	Net Income
Pure-Play security Vendors						
1/4/2007	Cisco Systems / IronPort Systems	$830.0	$830.0	NA	NA	NA
11/20/2006	Check Point Software Technology / Protect Data	537.5	520.1	7.9x	26.9x	47.0x
8/23/2006	IBM / Internet Security Systems	1,310.0	1,095.0	3.2x	14.0x	29.9x
7/25/2006	Francisco Partners / Watchguard	150.9	80.2	1.1x	NM	NM
7/11/2006	Secure Computing / CipherTrust	275.7	275.7	5.5x	NM	NM
6/29/2006	EMC / RSA Security	2,370.6	2,152.5	6.3x	37.2x	49.8x
2/8/2006	Safenet / nCipher (Terminated)	155.5	87.3	2.9x	20.5x	28.7x
10/3/2005	Symantec / Bindview	211.3	177.3	2.5x	NM	NM
8/15/2005	Secure Computing / Cyberguard	294.4	280.1	4.2x	NM	NM
12/13/2004	3Com / TippingPoint	408.4	380.3	16.5x	NM	NM
10/6/2004	Computer Associates / Netegrity	449.5	359.2	4.0x	38.4x	NM
9/9/2004	Cisco Systems / Netsolve	136.6	95.4	2.2x	NM	NM
2/9/2004	Juniper Networks / NetScreen	4,183.8	3,804.4	13.8x	NM	NM
10/22/2003	Safenet / Rainbow Technologies	462.6	403.4	3.0x	18.1x	NM
10/6/2003	NetScreen Technologies / Neoteris	261.5	261.5	NA	NA	NA
8/15/2003	Rainbow Technologies / Chrysalis	14.4	14.4	1.5x	NA	NA
2/13/2003	Symantec / Nexland	19.6	20.2	2.6x	22.3x	38.4x
10/30/2002	Safenet / Cylink	32.6	24.5	0.7x	NM	NM
Mean				**4.9x**	**25.3x**	**38.7x**
Median				**3.1x**	**22.3x**	**38.4x**
Software						
8/31/2006	Hellman & Friedman, TPG / Intergraph	$1,331.3	$1,074.4	1.8x	12.9x	18.9x
8/10/2006	IBM / Filenet	1,564.8	1,113.0	2.5x	16.2x	31.9x
8/3/2006	IBM / MRO Software	741.9	580.9	2.6x	16.0x	25.9x
5/15/2006	Infor Global / SSA Global	1,487.0	1,556.0	2.1x	10.0x	19.0x
3/12/2006	Hellman & Friedman/Thoma Cressey / Activant Solutions	277.0	691.7	2.3x	9.8x	15.7x
1/4/2006	Infor Global / Datastream	215.7	157.6	1.6x	11.3x	28.4x
12/21/2005	IBM / Micromuse	864.5	704.6	4.4x	29.4x	50.7x
11/11/2005	Silver Lake Partners / Serena Software	1,264.0	1,062.6	4.2x	12.9x	25.7x
11/7/2005	Infor Global / Geac Computer	1,003.0	812.5	1.8x	8.2x	11.9x
7/5/2005	Concerto Software / Aspect Communications	1,016.6	789.8	2.2x	9.5x	21.2x
1/27/2005	Infor Global Solutions / MAPICS	348.1	313.4	1.8x	8.0x	20.6x
Mean				**2.5x**	**13.1x**	**24.5x**
Median				**2.2x**	**11.3x**	**21.2x**
Defense Contractors / Electronics						
12/14/2005	General Dynamics / Anteon	$2,175.7	$2,264.0	1.6x	16.5x	27.5x
9/22/2005	DRS Technologies / ESS	1,839.5	1,915.7	1.9x	12.0x	20.5x
6/3/2005	L-3 Communications / Titan	2,085.8	2,652.3	1.2x	15.2x	26.7x
9/11/2004	BAE Systems / DigitalNet	500.1	591.6	1.8x	12.5x	25.1x
8/18/2003	DRS Technologies / Integrated Defense Technologies	377.8	568.2	1.7x	11.7x	18.6x
6/9/2003	General Dynamics / Veridian	1,289.9	1,573.7	1.5x	16.7x	NM
4/16/2003	Crane / Signal Technology	157.8	141.9	1.6x	9.8x	22.0x
10/24/2002	DRS Technologies / Paravant	88.1	102.4	1.6x	9.8x	16.9x
Mean				**1.6x**	**13.0x**	**22.4x**
Median				**1.6x**	**12.3x**	**22.0x**

Source: Public filings, press releases and Wall Street research.
Note: "NM" denotes data is not meaningful. "NA" denotes data is not available.

23

Selected Transactions Analysis *(cont'd)*

(US$ in millions)

Announce Date	Acquiror / Target	Equity Value	Aggregate Value	Aggregate Value / LTM		Equity Value / LTM Net Income
				Revenue	EBITDA	
Non-security Appliances and Systems						
11/14/2006	Motorola / Netopia	$199.8	$173.3	1.6x	NM	NM
8/8/2006	Brocade Communications Systems / McData	734.0	695.9	1.0x	6.5x	30.9x
7/27/2006	Radisys / Convedia	105.0	101.8	6.1x	NM	NM
6/29/2006	Nortel Networks / Tasman Networks	93.0	93.0	NA	NA	NA
5/9/2006	Packeteer / Tacit Networks	68.8	59.0	10.4x	NM	NM
4/10/2006	Comverse Technology / NetCentrex SA	159.0	159.0	3.2x	NA	NM
11/18/2005	Cisco Systems / Scientific Atlanta	6,865.7	5,324.0	2.7x	12.4x	26.3x
8/18/2005	EAS Group / Brooktrout	182.7	131.7	1.7x	32.9x	NM
6/2/2005	Sun Microsystems / Storage Technology	4,113.4	2,973.8	1.3x	10.1x	21.5x
6/2/2005	Citrix Systems / NetScaler	315.4	311.1	10.9x	NM	NM
4/26/2005	Juniper Networks / Peribit Networks	307.9	307.9	NA	NA	NA
Mean				**4.3x**	**15.5x**	**26.3x**
Median				**2.7x**	**11.2x**	**26.3x**
Overall Mean				**3.6x**	**16.2x**	**26.9x**
Overall Median				**2.2x**	**12.9x**	**25.8x**

Source: Public filings, press releases and Wall Street research.
Note: "NM" denotes data is not meaningful. "NA" denotes data is not available.

(US$ in millions, except per share amounts)

	Statistic [1]	Selected Multiple Range			Imp. Adj. FD Agg. Value			Imp. FD Equity Value [2][3]			Imp. FD Eq. Value / Share [4]		
		Low	-	High	Low	-	High	Low	-	High	Low	-	High
CY06E Revenue	$295.2	1.5x	-	2.0x	$442.9	-	$590.5	$543.4	-	$691.0	$24.94	-	$31.08
CY06E Adj. EBITDA	51.0	9.0x	-	12.0x	459.1	-	612.2	559.6	-	712.7	25.62	-	31.95
CY06E Adj. Net Income (Fully-Taxed) [5]	28.2	20.0x	-	24.0x	480.0	-	592.9	580.5	-	693.4	26.50	-	31.17
Implied Reference Range					**$442.9**	**-**	**$612.2**	**$543.4**	**-**	**$712.7**	**$24.94**	**-**	**$31.95**

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges, other non-recurring charges and one-time G&A addbacks.
    Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.
(1) Per Security Management flash results for CY06E.
(2) Adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management.
(3) Assumes $84.5 million net cash per Security Management 4Q:FY06E from flash report.
(4) Based on 21.1 million primary shares outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
(5) Projected fully-taxed net income assumes 35.0% tax rate per Security Management.

Discounted Cash Flow Analysis – Company Case

(US$ in millions, except per share amounts)

Discount Rate	Terminal Multiple of FY11E EBITDA			
	8.0x	9.0x	10.0x	
15.5%	$134.6	$134.6	$134.6	Present Value of Free Cash Flows
	339.3	381.7	424.2	Present Value of Terminal Value
	$474.0	$516.4	$558.8	Implied FD Adj. Aggregate Value
	$574.5	$616.9	$659.3	Implied FD Equity Value [1]
	$26.24	$28.02	$29.78	Implied FD Equity Value / Share [2]
	1.6x	1.8x	2.0x	Implied Terminal Value / FY11E Revenue [3]
	7.8%	8.6%	9.3%	Implied Perpetuity Growth Rate
16.5%	$131.3	$131.3	$131.3	Present Value of Free Cash Flows
	325.0	365.6	406.2	Present Value of Terminal Value
	$456.3	$496.9	$537.5	Implied FD Adj. Aggregate Value
	$556.8	$597.4	$638.0	Implied FD Equity Value [1]
	$25.51	$27.20	$28.90	Implied FD Equity Value / Share [2]
	1.6x	1.8x	2.0x	Implied Terminal Value / FY11E Revenue [3]
	8.8%	9.6%	10.2%	Implied Perpetuity Growth Rate
17.5%	$128.1	$128.1	$128.1	Present Value of Free Cash Flows
	311.4	350.3	389.2	Present Value of Terminal Value
	$439.5	$478.4	$517.3	Implied FD Adj. Aggregate Value
	$540.0	$578.9	$617.8	Implied FD Equity Value [1]
	$24.80	$26.43	$28.06	Implied FD Equity Value / Share [2]
	1.6x	1.8x	2.0x	Implied Terminal Value / FY11E Revenue [3]
	9.7%	10.5%	11.2%	Implied Perpetuity Growth Rate

Note: Based on Security Management estimates.
Note: Security fiscal year December 31.
Note: Discounted back to 12/31/06.
(1) Assumes $84.5 million net cash per Security Management 4Q:FY06E from flash report. Reflects NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management. Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.
(2) Based on 21.1 million primary shares outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
(3) Based on FY11E revenue of $444.8 million.

CREDIT SUISSE

Appendices

A.   Additional Detail on Security

Security Corporate Overview

Company Overview

Headquarters: Belcamp, Maryland

Status: Public (NASDAQ)

▶ Provides information security utilizing encryption technologies to protect communications, intellectual property and digital identities

▶ Offers a full spectrum of products, including hardware, software and chips

▶ Sells security solutions primarily to the U.S. government, financial institutions and other security sensitive commercial businesses

Summary Trading Statistics

Market Trading Statistics		Operating Statistics	
Closing Stock Price (3/1/07)	$28.63	CY06E Revenues	$295.2
LTM High / Low	$28.63 / $14.70	CY07E Revenues	330.0
Equity Value	$631.5	CY06E Adj. EBITDA	51.0
Adj. Aggregate Value [1]	531.0	CY07E Adj. EBITDA	64.7
CY06E AV / Revenue	1.8x	CY06E Adj. NI [3]	28.2
CY07E AV / Revenue	1.6x	CY07E Adj. NI [3]	38.6
CY06E AV / Adj. EBITDA	10.4x		
CY07E AV / Adj. EBITDA	8.2x	**Balance Sheet Statistics [4]**	
CY06E Equity Value / Adj. NI [2]	21.8x	Cash	$84.5
CY07E Equity Value / Adj. NI [2]	15.9x	Total Debt	0.0

FY06E Revenue Mix

By Segment



OEM 8%
RMS 20%
Commercial 24%
Classified Government 48%

By Geography



APAC 12%
EMEA 13%
Americas 75%

FY06E Revenue: $295MM

Recent Events

▶ 2/23/07 – Announced that it will postpone 4Q:FY06 and full year FY06 results, but was comfortable with its outlook

▶ 2/12/07 – Released *SoftRemote Mobile*, a new secure, carrier-grade VPN client for mobile devices

▶ 2/8/07 – Granted stay of delisting from NASDAQ

▶ 1/30/07 – Reiterated previously disclosed financial guidance for 4Q:06E, FY06E, 1Q:07E and FY07E

▶ 1/30/07– Announced partnership with Open Channel Solutions, a provider of software entitlement and eBusiness management solutions, to offer a comprehensive licensing and entitlement management solutions to enterprise software vendors

Source: Security Management.
Note: Security fiscal year December 31.
Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges, other non-recurring charges and one-time G&A addbacks. Does not reflect potential accounting restatements.
(1) Adjusted to reflect NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management. Does not reflect any potential contingent liability related to outstanding litigation.
(2) Projected fully-taxed net income assumes 35.0% tax rate per Security Management. Multiple based on Adj. Equity Value (calculated as Equity Value less PV of Estimated Tax Savings from NOLs).
(3) Projected fully-taxed net income assumes 35.0% tax rate per Security Management.
(4) Per Security Management 4Q:FY06E from flash report.

Security Business Unit Overview

Security FY06E Revenue: $295 FY06E Gross Profit: 158			

(US$ in millions)

Classified Government FY06E Revenue: $140 FY06E Gross Profit: 42	**Commercial** FY06E Revenue: $71 FY06E Gross Profit: 51	**RMS** FY06E Revenue: $60 FY06E Gross Profit: 45	**OEM** FY06E Revenue: $23 FY06E Gross Profit: 20
Description			
▶ Provides information and communication security products targeted at U.S. government for use in sensitive digital communications and space environments	▶ Provides encryption appliances and identity and access management solutions targeted at enterprise and non-classified government solutions	▶ Provides solutions to protect and manage intellectual property and content	▶ Provides encryption solutions that are embedded in OEM products such as semiconductors, routers and other communications products
Key Products			
▶ Network Security: KIV-7 and KIV-7 Blade encryption products designed to provide secure data exchange over high bandwidth government WANs ▶ Cryptographic Cards: Portable security solutions with on-board storage of user credentials, keys and digital certificates ▶ Space Communications Security: Wide variety of cryptographic ASICs for both space and commercial voice and data applications	▶ Network Security: Encryption-based security products for legacy and next-generation high-speed networks ▶ HSM: Range of solutions for digital identity and transactional security applications ▶ USB Tokens & Software: Secure devices that can hold users credentials ▶ Data at Rest: Software solutions that protect the storage and transmission of sensitive data on laptops, desktops, servers and mobile devices	▶ Software Protection: Software rights management solution that includes components for design, automated fulfillment and ongoing maintenance of licenses ▶ Content Protection: Provides anti-piracy licensing and distribution solutions	▶ Chips: High-speed silicon-based security processors ▶ Software Toolkits: Wide range of integrated security software for OEM vendors ▶ IP: Security engines that provide reliable security solutions for chip designers

Source: Security Management flash results for FY06E.
Note: Security fiscal year December 31.
Note: Security financials exclude amortization of acquired intangibles, FAS123R expense and other non-recurring charges. Does not reflect potential accounting restatements.

CREDIT SUISSE

B.   Other Information

Selected Companies Analysis: Operating Statistics

COMPANY (FYE)	Y/Y Revenue Growth CY06/ CY05	CY07/ CY06	Gross Margin CY06	CY07	EBITDA Margin CY06	CY07	Operating Margin CY06	CY07
Security - Company Case (Dec.) [1]	12.2%	11.8%	53.4%	53.5%	17.3%	19.6%	15.1%	17.5%
Security - Street (Dec.) [2]	10.3%	9.0%	NA	NA	11.2%	15.8%	7.8%	12.3%
Defense Contractors / Electronics								
General Dynamics (Dec.)	13.3%	10.2%	16.3%	16.3%	12.6%	12.7%	11.0%	11.2%
L-3 Communications (Dec.)	32.1%	4.8%	12.7%	13.5%	12.6%	12.9%	11.1%	11.5%
Thales SA (Dec.) [3]	0.2%	22.3%	NA	NA	7.0%	9.5%	5.0%	7.2%
Cubic (Sep.)	2.4%	0.7%	15.9%	18.3%	5.1%	6.5%	4.1%	5.5%
EDO (Dec.) [4]	0.5%	4.4%	NA	NA	11.1%	12.2%	7.8%	8.5%
Herley Industries (Jul.)	(0.4%)	3.2%	25.5%	30.0%	8.8%	13.7%	4.5%	9.4%
Sypris Solutions (Dec.)	(4.9%)	(15.5%)	8.2%	9.9%	5.4%	4.8%	0.1%	(1.4%)
Median	0.5%	4.4%	15.9%	16.3%	8.8%	12.2%	5.0%	8.5%
Mean	6.2%	4.3%	15.7%	17.6%	9.0%	10.3%	6.2%	7.4%
Pure-play security Vendors								
VeriSign (Dec.) [5]	(2.3%)	20.4%	62.9%	61.2%	25.2%	26.7%	19.0%	21.2%
McAfee (Dec.)	15.7%	7.6%	83.2%	83.5%	29.8%	30.0%	23.2%	23.4%
Check Point Software Technologies (Dec.)	(0.7%)	24.3%	94.7%	94.0%	57.7%	53.9%	55.5%	51.7%
Websense (Dec.)	20.3%	16.6%	92.3%	92.2%	35.2%	29.5%	33.4%	27.7%
Vasco Data Security International (Dec.)	41.4%	45.3%	65.7%	64.7%	26.1%	25.5%	24.1%	23.5%
SonicWall (Dec.)	29.7%	16.2%	71.0%	70.0%	14.8%	19.0%	7.5%	11.7%
Secure Computing (Dec.) [6]	5.6%	13.5%	74.3%	74.5%	10.7%	15.0%	8.2%	12.5%
Blue Coat Systems (Apr.)	21.0%	22.2%	71.1%	72.6%	7.7%	22.6%	5.0%	19.8%
Entrust (Dec.)	(3.0%)	22.7%	61.7%	66.4%	(3.4%)	8.4%	(6.2%)	6.7%
Aladdin Knowledge Systems (Dec.)	8.9%	11.1%	77.5%	76.0%	19.9%	20.0%	17.4%	17.4%
Surfcontrol (Jun.) [7]	13.9%	NA	97.0%	NA	6.6%	NA	4.1%	NA
nCipher plc (Dec.) [8]	71.8%	25.7%	NA	NA	7.2%	12.7%	6.2%	11.5%
Median	14.8%	20.4%	74.3%	73.6%	17.4%	22.6%	12.8%	19.8%
Mean	18.5%	20.5%	77.4%	75.5%	19.8%	23.9%	16.5%	20.7%
Diversified Technology Companies with interest in security								
Microsoft (Jun.)	11.4%	16.6%	79.4%	81.5%	39.9%	44.1%	37.7%	41.9%
Cisco Systems (Jul.)	17.3%	15.2%	65.2%	64.9%	34.4%	34.7%	29.8%	30.1%
Intl. Business Machines (Dec.)	0.3%	2.4%	41.9%	42.2%	20.8%	22.0%	15.1%	16.3%
Hewlett-Packard (Oct.)	6.6%	7.4%	24.3%	23.1%	10.8%	11.6%	8.2%	9.0%
EMC (Dec.)	15.4%	13.5%	54.4%	54.7%	24.4%	24.7%	17.5%	17.8%
Symantec (Mar.)	3.8%	2.5%	83.7%	82.2%	31.4%	28.6%	27.5%	25.2%
Juniper Networks (Dec.)	11.6%	15.1%	67.7%	67.1%	26.0%	24.9%	22.7%	21.3%
3Com (May.)	41.7%	35.1%	43.3%	45.3%	(1.0%)	8.8%	(6.6%)	3.1%
Median	11.5%	14.3%	59.8%	59.8%	25.2%	24.8%	20.1%	19.6%
Mean	13.5%	13.5%	57.5%	57.6%	23.4%	24.9%	19.0%	20.6%
Overall Median	11.4%	14.3%	65.5%	64.9%	12.6%	19.5%	11.0%	14.4%
Overall Mean	13.8%	14.0%	57.9%	56.7%	18.0%	20.6%	14.6%	17.1%

Source: Public filings and Wall Street research, except where specified.
Note: All figures exclude amortization of acquired intangibles, FAS 123R expense and non-recurring charges. "NM" denotes data is not meaningful. "NA" denotes data is not available.
(1) Projections per Security Management. Does not reflect potential accounting restatements.
(2) Projections per I/B/E/S estimates. Does not reflect potential accounting restatements.
(3) Thales amounts converted from EUR to US$ using 1 EUR = 1.316 US$ exchange rate.
(4) EDO pro forma for acquisitions of Impact Science & Technology and CAS.
(5) VeriSign pro forma for partial divestiture of Jamba!.
(6) Secure Computing pro forma for acquisition of CipherTrust.
(7) Surfcontrol amounts converted from GBP to US$ using 1 GBP = 1.958 US$ exchange rate.
(8) nCipher amounts converted from GBP to US$ using 1 GBP = 1.958 US$ exchange rate.

Historical and Projected Financial Summary – Case 2

(US$ in millions)

FYE December 31,	2006E	Case 2 Projections					'06E-'11E CAGR
		2007E	2008E	2009E	2010E	2011E	
SUMMARY P&L ITEMS							
Revenue	$295.2	$330.0	$375.6	$434.0	$477.4	$525.2	12.2%
% Growth	*12.2%*	*11.8%*	*13.8%*	*15.5%*	*10.0%*	*10.0%*	
Adj. Gross Profit	$157.5	$176.7	$206.2	$237.3	$261.0	$287.1	12.8%
% Margin	*53.4%*	*53.5%*	*54.9%*	*54.7%*	*54.7%*	*54.7%*	
Adj. EBITDA	$51.0	$64.7	$87.6	$109.5	$120.4	$132.5	21.0%
% Margin	*17.3%*	*19.6%*	*23.3%*	*25.2%*	*25.2%*	*25.2%*	
Adj. Operating Income	$44.6	$57.7	$80.1	$101.2	$111.3	$122.5	22.4%
% Margin	*15.1%*	*17.5%*	*21.3%*	*23.3%*	*23.3%*	*23.3%*	
Adj. Unlevered Net Income [1]	$29.0	$37.5	$52.1	$65.8	$72.4	$79.6	22.4%
% Margin	*9.8%*	*11.4%*	*13.9%*	*15.2%*	*15.2%*	*15.2%*	
SUMMARY CASH FLOW ITEMS							
Depreciation		$7.0	$7.5	$8.2	$9.1	$10.0	
Incremental Working Capital Needs		(5.9)	(2.8)	(1.9)	(1.4)	(1.5)	
Capital Expenditures		(6.6)	(7.5)	(8.2)	(9.1)	(10.0)	

Source: Security Management.

Note: Given assessments of Security Management regarding the relative likelihood of achieving the Company Case and Case 2 forecasts, Credit Suisse was instructed by Security Management to rely on the Company Case in its financial analysis.

Note: Security financials exclude amortization of acquired intangibles, FAS123R expense, write-offs of acquired in-process R&D, restructuring charges, integration charges, other non-recurring charges and one-time G&A addbacks. Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.

(1) Represents Adj. Operating Income, tax-effected at 35.0%. Does not include other income / (expense).

CREDIT SUISSE

Illustrative Discounted Cash Flow Analysis – Case 2

(US$ in millions, except per share amounts)

Discount Rate	Terminal Multiple of FY11E EBITDA			
	8.0x	9.0x	10.0x	
15.5%	$183.9	$183.9	$183.9	Present Value of Free Cash Flows
	515.3	579.8	644.2	Present Value of Terminal Value
	$699.2	$763.7	$828.1	Implied FD Adj. Aggregate Value
	$799.7	$864.2	$928.6	Implied FD Equity Value [1]
	$35.42	$37.96	$40.50	Implied FD Equity Value / Share [2]
	2.0x	2.3x	2.5x	Implied Terminal Value / FY11E Revenue [3]
	7.6%	8.4%	9.1%	Implied Perpetuity Growth Rate
16.5%	$179.0	$179.0	$179.0	Present Value of Free Cash Flows
	493.6	555.3	617.0	Present Value of Terminal Value
	$672.6	$734.3	$796.0	Implied FD Adj. Aggregate Value
	$773.1	$834.8	$896.5	Implied FD Equity Value [1]
	$34.37	$36.80	$39.24	Implied FD Equity Value / Share [2]
	2.0x	2.3x	2.5x	Implied Terminal Value / FY11E Revenue [3]
	8.5%	9.3%	10.0%	Implied Perpetuity Growth Rate
17.5%	$174.3	$174.3	$174.3	Present Value of Free Cash Flows
	472.9	532.0	591.2	Present Value of Terminal Value
	$647.2	$706.4	$765.5	Implied FD Adj. Aggregate Value
	$747.7	$806.9	$866.0	Implied FD Equity Value [1]
	$33.36	$35.70	$38.03	Implied FD Equity Value / Share [2]
	2.0x	2.3x	2.5x	Implied Terminal Value / FY11E Revenue [3]
	9.4%	10.3%	11.0%	Implied Perpetuity Growth Rate

Note: Based on Security Management estimates.
Note: Security fiscal year December 31.
Note: Discounted back to 12/31/06.

(1) Assumes $84.5 million net cash per Security Management 4Q:FY06E from flash report. Reflects NPV of tax savings from Security's NOLs which are treated as cash. Assumes estimated NPV of $16.0 million per Security Management. Does not reflect potential accounting restatements. Does not reflect any potential contingent liability relating to outstanding litigation.
(2) Based on 21.1 million primary shares outstanding and conversion of 'in-the-money' options per Security Management as of 2/9/07.
(3) Based on FY11E revenue of $525.2 million.

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